October 4, 2006

Elizabeth O'Connell, Chief Financial Officer
Churchill Ventures Ltd.
50 Revolutionary Road
Scarborough, NY 10510

> **Re:** **Churchill Ventures Ltd.**
> **Amended Registration Statement on Form S-1**
> **File No. 333-135741**
> **Filed September 12, 2006**

Dear Ms. O'Connell:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We reissue prior comment two from our letter dated August 18, 2006. We note that you intend to list your securities on the American Stock Exchange. Please advise us of the standard and criteria you intend to list under and how you plan to meet the criteria.

2. We note that Churchill Capital Partners LLC intends to purchase 4,000,000 warrants from the company at a purchase price of $1 per warrant prior to the closing of the company offering. Confirm that the $4,000,000 consideration will be paid solely by the existing stockholders. Supplementally advise us if the existing stockholders will borrow funds to make the purchase of the

        warrants or have entered into other financing arrangements. We may have further comment.

Prospectus Cover Page

3.   We note the general disclosure in the response letter dated September 12, 2006 regarding the private placement of warrants. Please include disclosure of this private placement on the cover page.

Prospectus Summary, page 1

4.   We note that the private placement will occur prior to the completion of the initial public offering. Clarify whether the initial public offering is contingent upon the completion of the private placement. We may have further comment.

5.   Remove the statement that RSL "grew to a multi-billion dollar multinational telecom business" or explain the relevance of such disclosure.

6.   Provide the relevance of the references to Neilsen BuzzMetrics and PSINet Europe or remove.

7.   We reissue prior comment ten from our letter dated August 18, 2006. We continue to note the statement that you will favor underperforming companies. Please add a risk factor discussing the associated risks specific to underperforming companies.

8.   Explain the statement on page 8 that the sponsor warrants "will be non-redeemable so long as they are held by Churchill Capital Partners LLC or its permitted transferees." Clarify whether these investors will ever be able to redeem the warrants. If not, explain the reason for this provision. Clarify whether this prohibition would also apply to transferees after a business combination.

9.   Explain the reference to Churchill being able to transfer sponsor warrants to your employees. Since you are a blank check company, it would not appear that you have any employees beyond management.

10.   We reissue prior comment 12 from our letter dated August 18, 2006. The disclosure in the certificate of incorporation simply states that a business combination will not be completed if more than 20% of investors elect conversion rights. Therefore, the certificate of incorporation could be interpreted in allowing a specific transaction to reduce the amount of investors that may exercise conversion rights to a percent less than 20%, such as 5% or 10%. In the appropriate section, please revise to clarify whether the 19.99%

threshold could be lowered by the company after the completion of your public offering as a result of the terms of a specific business combination agreement.

11.   We reissue prior comment 13 from our letter dated August 18, 2006. Please explain why you will <u>only</u> seek approval regarding dissolution in conjunction with a proxy if it is within 90 days of the 24 months, rather than in conjunction with any proxy filed after the 18 months has elapsed. The company may only extend the 18-month time period for the specific transaction covered by the letter of intent; therefore, if that transaction is not approved, regardless of whether such non-approval is obtained at the beginning or end of the six month extension, it would appear the company must at that point seek dissolution and liquidation.

12.   We reissue prior comment 14 from our letter dated August 18, 2006. Please explain the statement that in accordance with Section 281(b), the potential liability of stockholders "would likely" extend beyond three years. It appears that such liability "would" extend beyond the three years.

13.   Provide clear disclosure <u>throughout the prospectus</u> that the conversion price will be less than the estimated liquidation price. Provide clear disclosure that the conversion price is reduced by the payment of the deferred underwriting discount.

14.   We note that Churchill Capital Partners has agreed to pay the costs of dissolution and liquidation if sufficient funds are not available outside the trust. Please disclose all steps the company has taken to confirm that Churchill Capital Partners has funds sufficient to satisfy their obligations with respect to ensuring these costs are paid. We note that Churchill Capital Partners "does not conduct any business other than serving as a holding company for the securities issued by us that are beneficially owned by these officers and directors and to provide administrative services to us." This would also apply to its agreement to indemnify the company jointly and severally with the named officers, as stated in risk factor five.

Risk Factors, page 17

15.   We reissue prior comment 20 from our letter dated August 18, 2006. Revise the disclosure in risk factor five to clearly state those claims that are covered by the indemnification agreement and those claims that would not be subject to indemnification. We note the reference to vendors and target businesses. Specify those claims that would be covered and that are considered vendor claims and clarify the types of claims that would not be covered.

16.   We reissue prior comment 23 from our letter dated August 18, 2006. Risk factors two and seven appear to discuss the same risk and should be combined. We note your supplemental response that these two risk factors have been combined; however we are unable to locate such revision in the prospectus.

17.   Since the private placement warrants were issued privately, an effective registration statement is not required for the exercise of these warrants, as opposed to the warrants issued in the initial public offering. Therefore, please add a risk factor to discuss the fact that the exercise of the warrants issued in the private placements are not subject to the same limitations and restrictions on exercise that are applicable to the publicly-issued warrants and discuss where appropriate the benefit resulting to the Initial Stockholders. If you disagree, please clearly disclose the conditions that have been imposed upon the private placement warrants, and how these conditions are comparable to the warrants issued in the initial public offering. We may have further comment.

18.   We reissue prior comment 26 from our letter dated August 18, 2006. Please revise the subheading to risk factor 11 to reflect the risk discussed in the narrative. The risk factor narrative appears to focus upon the substantial number of similar filings that will be competing for target businesses.

19.   Please revise risk factor 14 to explain the statement that you expect most of your officers and directors to remain associated with the company following a business combination but that they do not intend to assume day to day management. Please clarify the roles that these individuals are expected to play in the combined company. Specifically name those individuals that intend to remain associated with the company following a business combination. Lastly, clarify that the ability to remain with the company will be a factor in determining whether the company will proceed with a particular transaction.

20.   We reissue prior comment 28 from our letter dated August 18, 2006. Revise risk factor 18 to specifically name all affiliated entities that are in the communications, media and technology industries. Clarify whether management is aware of any potential opportunities relating to these affiliated companies.

21.   Clarify in the subheading to risk factor 27 that the warrants may expire worthless.

22.   Unless you are specifically targeting businesses in Israel, please remove the risk factor relating to Israel.

Dilution, page 41

23.   We noted your computation of the numerator in the calculating the net
        tangible book value (page 42) does not include the impact of the deferred
        underwriting costs (i.e. $2 million). It is not clear how this is appropriate
        considering this is a cost of the IPO. Please revise your computation to
        included such costs, or tell us why this adjustment is not necessary.

Proposed Business, page 41

24.   We reissue prior comment 33 from our letter dated August 18, 2006. Given
        the disclosure that management has taken no steps in identifying target
        businesses, please remove the statement that "opportunities exist, not only in
        acquiring stand-alone companies but also in identifying and acquiring under-
        utilized assets currently owned by larger conglomerates."

25.   Clarify when discussing your competitive strengths, that there is no guarantee
        that you will be able to achieve similar results with this company.

26.   We note that more detailed discussions of the target businesses/sectors are
        included in the summary and a cross-reference is included to the more detailed
        information earlier. The summary should not contain detailed information.
        Consider moving the more detailed disclosure to the business section.

27.   We again note the reference to contacts and sources to be used in finding a
        target business. Clarify whether any contacts or sources or other third parties
        have contacted or been contacted by or had any discussions, preliminary or
        otherwise, with any potential target companies.

28.   We reissue prior comment 40 from our letter dated August 18, 2006. We note
        that financial condition is one of the criteria you will consider. Please
        elaborate. Are you referring companies with a positive financial condition or
        those with negative or weak conditions?

Management, page 57

29.   We reissue prior comment 47 from our letter dated August 18, 2006. We note
        that each of the officers/directors of the company discloses a significant level
        of experience in the technology and closely related industries. In each case, a
        substantial part of such experience is derived from such individual's existing
        and ongoing involvement in private equity funds, or similar investment
        vehicles or investment advisor firms. In light of the ongoing nature of the
        involvement of the officers/directors with firms and entities such as, Glenavy
        Capital LLC, Invision, and the investment partnership between Messrs. Fisher
        and Tarlovsky, and the company's stated intent to focus on the technology

industry, please provide the following disclosure: (i) for each of the officers/directors of the company, provide a listing of each entity with which a conflict of interest may or does exist with the company; (ii) indicate for each such entity the priority and preference such entity has relative to the company with respect to the performance of obligations and the presentation of business opportunities; (iii) in light of the fact that each officer/director is looking at the same companies with respect to both the company and those other entities in which each such individual is involved, it would appear that all contacts and discussions currently being conducted by each such individual are relevant to the company and its business operations (including potential acquisition targets) and should be fully disclosed and discussed in the prospectus; and (iv) to the extent that any of the officers/directors have established criteria by which they are evaluating any contacts or discussions insofar as the relate to the company, disclose such criteria and discuss how they are applied. We may have further comment.

Conflicts of Interest, page 60

30.   Clarify in the bulleted point discussing the potential conflict associated with entering into business agreements that these agreements will be negotiated at the same time as the business combination agreement is being negotiated and that these agreements will be a factor in determining which target business is chosen.

31.   Clarify how it will be determined which opportunities are presented to Invision and which opportunities will be presented to Invision.

Certain Relationships and Related Party Transactions, page 71

32.   We note the disclosure has been revised to reflect common stock issued instead of units. This disclosure appears incorrect. It appears that units were initially issued to the individuals and then these securities were replaced with common stock. Provide clear disclosure of the actual transactions and the exemption relied upon in the issuance of common stock in exchange for the units. Provide clear disclosure throughout the prospectus and in part II of the registration statement.

33.   Clarify whether the amount paid to Churchill Capital Partners for the retirement of common stock was the amount paid for the securities.

Shares Eligible for Future Sale, page 71

34.   We reissue prior comment 51 from our letter dated August 18, 2006. Please explain the basis for the statement that "none of those shares will be eligible for sale under Rule 144 prior to July 6, 2007" in light of the position stated in

the Ken Worm letter that Rule 144 would not be available for these
individuals because they are statutory underwriters.

Underwriting, page 73

35.   We note the statement that after the units are released for sale to the public the
underwriters may change the public offering price and other selling terms.
Please revise, if true, to clarify that once the shares are purchased by the
underwriters from the company and the underwriter is selling to the public the
public offering price and other selling terms may be changed.

Recent Sales of Unregistered Securities, page II-4

36.   State the amount paid for the securities purchased in each transaction.

Exhibits

37.   Please file the underwriting agreement and the legality opinion.

38.   The warrant certificate should be revised to clearly reflect that the exercise of
the warrants requires an effective registration statement and that the warrants
may expire worthless.

39.   It appears that the amended and restated subscription agreements were
actually entered into after July 6, 2006. Please re-file to provide the actual
date the amended agreements were entered into. Consider filing the original
agreements, in addition to the amended agreements.

Closing Comments

As appropriate, please amend your registration statement in response to these
comments. You may wish to provide us with marked copies of the amendment to
expedite our review. Please furnish a cover letter with your amendment that keys your
responses to our comments and provides any requested supplemental information.
Detailed cover letters greatly facilitate our review. Please understand that we may have
additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filings reviewed by the staff to be certain that they have provided all
information investors require for an informed decision. Since the company and its
management are in possession of all facts relating to a company's disclosure, they are
responsible for the accuracy and adequacy of the disclosures they have made.

We will consider a written request for acceleration of the effective date of the
registration statement as a confirmation of the fact that those requesting acceleration are

aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Any questions regarding the accounting comments may be directed to Angela Halac at (202) 551-3398. Questions on other disclosure issues may be directed to Pam Howell at (202) 551-3357.

Sincerely,

John Reynolds
Assistant Director

cc: Robert Steven Brown, Esq.
         Fax: (212) 371-5500